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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE
                                                                  MARCH 27, 2006

            KINROSS ANNOUNCES APPOINTMENT OF THOMAS M BOEHLERT AS CFO

TORONTO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") is pleased to announce the appointment of Thomas M. Boehlert as Executive Vice President and Chief Financial Officer of Kinross.

Mr. Boehlert has more than 20 years experience in finance and banking. Most recently, he was Executive Vice President and Chief Financial Officer of Texas Genco of Houston, an independent electric power company. Prior to that, he was Executive Vice President and Chief Financial Officer of Direct Energy of Toronto, a North American energy services company. Mr. Boehlert was also Senior Vice President and Chief Financial Officer of Sithe Energies of New York, an international independent electric power company. Mr. Boehlert spent 14 years as a banker at Credit Suisse in New York and London where he was responsible for covering energy companies and project finance activities.

Mr. Boehlert holds a B.A. in Accounting from Indiana University, an M.B.A., Finance from New York University and is a certified public accountant.

"Thomas Boehlert is an outstanding financial executive with an excellent track record," said Tye Burt, President and Chief Executive Officer of Kinross Gold Corporation. "Attracting and retaining the industry's best people is part of our four-point strategic plan for growth and Thomas is a great addition to our team."

This appointment follows the April 7, 2006 retirement of Lars-Eric Johansson, Kinross' Executive Vice President and Chief Financial Officer since June 2004. During Mr. Johansson's time with Kinross, he was instrumental in leading Kinross through the accounting review process, purchase price reallocation and impairment testing model development, and the resultant restatements. He will be providing consultancy services to Kinross for several months.

"Lars-Eric has played a key role as Kinross has grown to be the third largest primary gold producer in North America and most recently in establishing new accounting methodologies and refocusing the company for the future," added Burt. "The senior management and the Board of Directors wish to thank Lars-Eric Johansson for his valuable contribution to the Company and wish him well in his retirement."

ABOUT KINROSS GOLD CORPORATION

Kinross, a world-class gold company based in Canada, has since 1993 become the third largest primary gold producer in North America and the seventh largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide.

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Kinross' strong balance sheet and no-gold hedging policy allow us to take full advantage of increasing cash flow, revenues and profit margins per ounce of gold. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross' financial results for the fourth quarter and full year of 2005 will be available at WWW.KINROSS.COM upon filing.

Kinross maintains listings on the New York Stock Exchange (symbol:KGC) and on the Toronto Stock Exchange (symbol:K).


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For additional information, e-mail INFO@KINROSS.COM or contact:

TRACEY M. THOM
DIRECTOR, INVESTOR RELATIONS
& CORPORATE COMMUNICATIONS
Tel. (416) 365-1362




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